UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                  SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                               (Amendment No. 5)*


                       Children's Broadcasting Corporation
          -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common stock
          -----------------------------------------------------------------
                         (Title of Class of Securities)

                                     168755-10-6
                          ----------------------------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement /___/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








     SEC 1745 (2/92)              Page 1 of 5 pages

     CUSIP No. 168755-10-6               13G                   Page 2 of 5 Pages


      1   NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Perkins Capital Management, Inc.
               IRS ID No.: 41-1501962


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /__/
                                                  (b) /__/
      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

               730 East Lake Street, Wayzata, MN  55391-1769

                    5    SOLE VOTING POWER
      NUMBER OF                    83,356

       SHARES       6    SHARED VOTING POWER
                                   0
     BENEFICIALLY

       OWNED BY     7    SOLE DISPOSITIVE POWER
                                   1,160,749
        EACH

      REPORTING

       PERSON       8    SHARED DISPOSITIVE POWER
                                   0
        WITH


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         689,290

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         11.5%

     12   TYPE OF REPORTING PERSON*

                         IA




     SEC 1745 (2/92)              Page 2 of 5 pages

     CUSIP No. 168755-10-6               13G                   Page 3 of 7 Pages


      1   NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Richard W. Perkins
               IRS ID No.: ###-##-####


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /__/
                                                  (b) /x_/
      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

               730 East Lake Street, Wayzata, MN  55391-1769

                    5    SOLE VOTING POWER
      NUMBER OF          (refer  to  13D  filed  by  Richard  W.  Perkins  dated
                         December 29, 1996)

       SHARES       6    SHARED VOTING POWER
                                   0
     BENEFICIALLY

       OWNED BY     7    SOLE DISPOSITIVE POWER
                         (refer  to  13D  filed  by  richard  W.  Perkins  dated
                         December 29, 1996)
        EACH

      REPORTING

       PERSON       8    SHARED DISPOSITIVE POWER
                                   0
        WITH


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         471,459

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         8.3%

     12   TYPE OF REPORTING PERSON*

                         IN



     SEC 1745 (2/92)              Page 3 of 5 pages

     CUSIP No. 168755-10-6               13G                   Page 4 of 7 Pages


     Item 1.
          (a)  Name of Issuer
                    Children's Broadcasting Corp.

          (b)  Address of Issuer's Principal Executive Offices
                    724 First Street N., 4th Floor
                    Minneapolis, MN  55401

     Item 2.
          (a)  Name of Person Filing

                    Perkins Capital Management, Inc.
                    Richard W. Perkins

          (b)  Address of Principal Business Office or, if none, Residence

                    730 East Lake Street
                    Wayzata, MN  55391-1769

          (c)  Citizenship

                    Minnesota Corporation

          (d)  Title of Class of Securities

                    Common Stock

          (e)  CUSIP Number

                    168755-10-6

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) /__/  Broker or Dealer registered under Section 15 of the Act

          (b) /__/  Bank as defined in section 3(a)(6) of the Act

          (c) /__/  Insurance Company as defined in section 3(a)(19) of the act

          (d) /__/  Investment   Company  registered  under  section  8  of  the
                    Investment Company Act

          (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f)/__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)





     SEC 1745 (2/92)              Page 4 of 5 pages

     CUSIP No. 168755-10-6               13G                   Page 5 of 7 Pages


          (g) /__/  Parent     Holding     Company,    in     accordance    with
                    240.13d-l(b)(ii)(G) (Note: See Item 7)

          (h) /__/  Group, in accordance with 240.13d-l(b)(l)(ii)(H)

     Item 4. Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a) The amount beneficially owned is 1,160,749 shares of common. This includes 689,290 shares of common equivalents owned by the clients of Perkins Capital Management, Inc., 68,125 warrants, exercisable within 60 days, held for the clients of Perkins Capital Management, Inc., 193,075 shares of common owned by Richard W. Perkins, 3,385 shares held by The Perkins Foundation, 2,500 warrants exercisable with 60 days, held by The Perkins Foundation, and 249,375 options or warrants exercisable within 60 days by Richard W. Perkins. Mr. Richard W. Perkins and Perkins Capital Management, Inc. disclaim beneficial interest in the Perkins Capital Management, Inc. shares.

          (b) The percent of class is 19.4%. This includes a percentage of class of 11.1% by clients of Perkins Capital Management, Inc.
               and 8.3% by Richard W. Perkins.

          (c)  Number of shares as to which such person has:
               (i) Perkins Capital Management, Inc. has the sole power to vote 83,536 common shares. Mr. Richard W. Perkins has the sole power to vote 471,459 common shares (includes 249,375 options or warrants exercisable within 60 days).

               (ii)  There are zero shares with shared power to vote.

              (iii) Perkins  Capital Management,  Inc.  has  the sole  power  to dispose of 1,160,749 common shares (includes 68,125 warrants exercisable within 60 days). Richard W. Perkins has the sole power to dispose of 471,459 common shares (includes 249,375 options or warrants exercisable within 60 days).

               (iv) shared power to dispose or to direct the disposition of
                               0

     Item 5. Ownership of Five Percent or Less of a Class

          Not applicable.




     SEC 1745 (2/92)              Page 5 of 5 pages

     CUSIP No. 168755-10-6               13G                   Page 6 of 7 Pages


     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

     Item 7.   Identification  and   Classification  of   the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

     Item 8. Identification and Classification of Members of the Group

          Not applicable.

     Item 9. Notice of Dissolution of Group

          Not applicable.





































     SEC 1745 (2/92)              Page 6 of 5 pages

     CUSIP No. 168755-10-6               13G                   Page 7 of 7 Pages


     Item 10. Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 13, 1997
                                   ----------------------------------------

                                   By      Bradley A. Erickson
                                   ----------------------------------------
                                                Signature


                                   Bradley A. Erickson, Vice President
                                   -----------------------------------------
                                                Name/Title




























     SEC 1745 (2/92)              Page 7 of 5 pages